Tivity Health, Inc.

701 Cool Springs Boulevard

Franklin, TN 37067

June 19, 2020

Via EDGAR Transmission and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ameen Hamady
Nudrat Salik

Re:	Tivity Health, Inc. (the “Registrant”)
Form 10-K for the Year Ended December 31, 2019
Filed February 27, 2020
File No. 000-19364/ CIK No. 0000704415

Gentlemen:

We hereby submit the Registrant’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Registrant dated June 1, 2020 in connection with the Staff’s review of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2019. For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K for the Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1.

In March 2019, you acquired Nutrisystem, Inc. which resulted in the creation of the Nutrition segment. In less than one year after acquiring this entity, you have recorded material goodwill and intangible asset impairment charges related to this segment in both the fourth quarter of 2019 and the first quarter of 2020. This segment represented approximately 53% of your total revenues for the three months ended March 31, 2020. We also note that in May 2020 you announced that the Board has decided to explore strategic alternatives for the Nutrition segment. In light of the above, please provide a separate and robust segment discussion and analysis to help readers better understand your results of operations. Your segment discussion should quantify the impact of each factor when multiple factors contribute to material changes. For example, please quantify the extent to which material changes in sales are due to increases or decreases in prices separately from the extent to which material changes are due to changes in volume. Please also provide a discussion of any known trends or uncertainties that you reasonably expect will have a material impact on future operating results. This could include trends related to customer growth or uncertainties related to the recoverability of recorded assets. Please refer to Item 303(a)(3) of Regulation S-K. See also Sections 501.02, 501.07 and 501.12 of the Financial Reporting Codification as well as Section III.F.1 of SEC Release 33-6835.

Response:

We note the Staff’s comment and, beginning with our Form 10-Q for the quarter ending June 30, 2020 (the first quarter in which we will have comparable year-over-year results for the Nutrition segment due to our acquisition of Nutrisystem, Inc. occurring on March 8, 2019), we will include discussion and analysis by segment where material to an understanding of our business.  For illustrative purposes only, following is an excerpted discussion and analysis of our results of operations pertaining to a hypothetical quarterly period.  Future disclosures will be modified to reflect discussion and analysis pertaining to actual results of operations for all periods presented and the underlying reasons for material changes in such results of operations.

Revenues

Revenues were $____ million for the second quarter of 2020 compared to $340.4 million for the second quarter of 2019, including the following revenues by segment:

•

Healthcare segment revenues were $____ million for the second quarter of 2020 compared to $157.5 million for the second quarter of 2019, a(n) increase/decrease of $___ million, primarily as a result of (i) an increase/decrease in Prime Fitness revenue of $___ million driven by an increase/decrease in paid subscribers for the second quarter of 2020 compared to the second quarter of 2019 as well as new business with a large employer, partially offset by (ii) a net decrease in SilverSneakers revenue of $___ million driven by a decrease in revenue-generating visits for the second quarter of 2020 due to the closure of fitness partner locations beginning in March 2020 as a result of the COVID-19 pandemic, somewhat offset by an increase/decrease in PMPM revenue driven by an increase/decrease in eligible lives.

•

Nutrition segment revenues for the second quarter of 2020 were $____ million compared to $182.9 million for the second quarter of 2019, a(n) increase/decrease of $___ million, primarily due to (i) an increase/decrease in Nutrisystem direct to consumer revenue, primarily driven by higher/lower revenue from new customers in their initial diet cycle ($___ million) and higher/lower revenue from reactivation of former customers  ($___ million) and (ii) an increase/decrease in revenue from other sources [e.g., if material, retail, QVC, or South Beach] ($__ million).

Cost of Revenue

Cost of revenue (excluding depreciation and amortization) (“Cost of Revenue”) was $__ million, or __% of revenues, for the second quarter of 2020 compared to $194.8 million, or 57.2% of revenues, for the second quarter of 2019, including the following Cost of Revenue by segment:

•

For the Healthcare segment, Cost of Revenue was $__ million, or __% of revenues for the second quarter of 2020 compared to $111.1 million, or 70.5% of revenues, for the second quarter of 2019, primarily due to (i) an increase/decrease in cost per visit due to certain contract renegotiations, as well as a higher/lower number of average visits per member per month in 2020 compared to 2019 and (ii) acquisition and integration costs in 2019 related to the acquisition of Nutrisystem.

•

For the Nutrition segment, Cost of Revenue was $__ million, or __% of revenues, for the second quarter of 2020 compared to $83.7 million, or 45.8% of revenues, for the second quarter of 2019, primarily due to higher/lower packaging, freight and fulfillment costs, promotional activity and program mix.

U.S. Securities and Exchange Commission

June 19, 2020

Marketing Expenses

Marketing expenses as a percentage of revenues were $__ million, or __% of revenues, for the second quarter of 2020 compared to $54.6 million, or 16.0% of revenues, for the second quarter of 2019, including the following marketing expenses by segment:

•

For the Healthcare segment, marketing expenses were $__ million, or __% of revenues, for the second quarter of 2020 compared to $4.0 million, or 2.5% of revenues, for the second quarter of 2019, primarily due to increased/decreased spending in the second quarter of 2020 on SilverSneakers advertising and media campaigns compared to the second quarter of 2019.

•

For the Nutrition segment, marketing expenses were $__ million, or __% of revenues, for the second quarter of 2020 compared to $50.6 million, or 27.7% of revenues, for the second quarter of 2019, primarily due to (i) a favorable/unfavorable change in cost to acquire customers, driven by more/less efficient media spending, the quality and effectiveness of our messaging and offers, and favorable/unfavorable market conditions for media buys, and (ii) a shift in our media mix towards digital marketing, which expanded our reach at a lower cost.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses were $__ million, or __% of revenues, for the second quarter of 2020 compared to 8.7% for the second quarter of 2019, including the following SG&A expenses by segment:

•

For the Healthcare segment, SG&A expenses were $__ million, or __% of revenues, for the second quarter of 2020 compared to $11.1 million, or 7.1% of revenues, for the second quarter of 2019, primarily due to a decrease in transition, acquisition, and integration costs from $3.5 million for the second quarter of 2019 to $__ million for the second quarter of 2020, slightly offset by CEO transition-related expenses associated with the termination of our former CEO in February 2020 and the hiring of a new CEO in June 2020.

•

For the Nutrition segment, SG&A expenses were $__ million, or __% of revenues, for the second quarter of 2020 compared to $18.6 million, or 10.1% of revenues, for the second quarter of 2019, primarily due to a decrease in transition, acquisition, and integration expenses from $3.4 million for the second quarter of 2019 to $__ million for the second quarter of 2020.

Additionally, we note that known trends or uncertainties that are reasonably expected to have a material impact on future operating results are discussed in our annual and quarterly reports under “Management's Discussion and Analysis of Financial Condition and Results of Operations—Outlook.”  In future filings, we will update this disclosure as appropriate.

Revenue Recognition, page 59

2.

Please tell us how you considered the requirements in ASC 606-10-50-13 to 50-15 to disclose information about remaining performance obligations or application of optional exemptions. In this regard, we note your disclosure that in your Health segment there are generally no performance obligations that are unsatisfied at the end of a particular month; however, we also note that with the exception of Prime Fitness, your customer contracts generally have initial terms of approximately three years with some contracts allowing the customer to

U.S. Securities and Exchange Commission

June 19, 2020

terminate early and/or determine on an annual basis to which of their members they will offer your programs.

Response:

Substantially all of the revenue under our Healthcare segment contracts is recognized each month using the practical expedient available under ASC 606-10-55-18, which provides that revenue is recognized in the amount for which we have the right to invoice.  ASC 606-10-50-14(b) provides an optional exemption, which we have elected to apply, from disclosing remaining performance obligations when revenue is recognized from the satisfaction of the performance obligation in accordance with the “right to invoice” practical expedient.  In future filings, we will include disclosure related to our Healthcare segment stating that we apply the optional exemption in ASC 606-10-50-14 and do not disclose information about remaining performance obligations when revenue is recognized from the satisfaction of the performance obligation in accordance with the “right to invoice” practical expedient.

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please do not hesitate to contact me at (629) 228-0008 or Mary Flipse, Chief Legal & Administrative Officer at (615) 614-4403.

Sincerely,

/s/ Adam Holland

Adam Holland

Chief Financial Officer

cc:Mary Flipse, Tivity Health, Inc.

J. Page Davidson, Bass, Berry & Sims PLC

Tatjana Paterno, Bass, Berry & Sims PLC